UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

SURGE GLOBAL ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

86880T 10-0
(CUSIP Number)

Steven Morse, Esq., Morse & Morse, PLLC, 111 Great Neck Rd., Great Neck, NY 11021 (516-487-1446)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box 9.

Check the following box if a fee is being paid with the statement 9. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
cusip no. 86880T 10 0	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON E. Jamie Schloss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

3	SEC USE ONLY

4	SOURCE OF FUNDS* PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,788,889
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 2,788,889
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,788,889

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [X] Excludes options to purchase 211,111 shares that vest at the rate of 11,111 shares per month.

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D
cusip no. 86880T 10 0	Page 3 of 4 Pages

Item 1. Security and Issuer

This statement relates to the Common Stock of Surge Global Energy, Inc. (the “Issuer”). The Issuer=s executive office is located at 12220 El Camino Real, #410, San Diego, CA 92130.

Item 2. Identity and Background

(a) E. Jamie Schloss

(b) 73-175 Amber Street
Palm Desert, CA 92260

(c) Chief Financial Officer and Director, Surge Global Energy, Inc.

(d) Not applicable.

(e) Not applicable.

(f) USA

Item 3. Source and Amount of Funds or Other Consideration

Personal funds.

Item 4. Purpose of Transactions

(a) - (j) Not Applicable, except that effective October 8, 2004, he agreed to serve as a director of the Issuer and effective December 8, 2004, he agreed to serve as Chief Financial Officer of the Issuer.

Item 5. Interest in Securities of the Issuer

(a) - (b) As of March 29,2006, Mr. Schloss owns 2,200,000 shares of the Issuer’s Common Stock and has received from the Issuer options to purchase 400,000 shares of Common Stock which vest in 36 equal monthly installments. Castle Rock Resources, Inc., a company controlled and owned by Mr. Schloss, also beneficially owns 400,000 shares of Common Stock which are fully vested. Mr. Schloss has granted the Issuer options to purchase 700,000 shares of Common Stock owned by him at $.65 per share through November 1, 2006. As of March 29, 2006, the Issuer has 27,477,097 shares of Common Stock outstanding and subscribed for. Accordingly, Mr. Schloss presently has the sole right and power to vote and dispose of 2,788,889 shares, representing 9.9% of the outstanding shares as of March 29, 2006.

SCHEDULE 13D
cusip no. 86880T 10 0	Page 4 of 4 Pages

(c) On March 21, 2006, Mr. Schloss transferred 100,000 shares to his former wife pursuant to a divorce decree of December, 2004, which valued the 100,000 shares at that time at $1.65 per share.

(d) - (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

Not Applicable.

Item 7. Materials to be filed as Exhibits

Not Applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 29, 2006	Dated: March 29, 2006

Signature By:	/s/ E. Jamie Schloss
E. Jamie Schloss